May 21, 2007

Mr. Terence O’Brien
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D. C. 20549-7010

RE:	International Smart Sourcing, Inc.
Form 10-KSB for the fiscal year ended December 29, 2006
Filed March 29, 2007

File No. 1-14753

Dear Mr. O’Brien:

Pursuant to my telephone conversation with Mr. Al Pavot on May 11 requesting an extension to respond to your comments, the following is provided.

We have reviewed the comments in your letter dated May 4, 2007 and we believe that your comment (below) is inapplicable and a revision is unnecessary.

We note the sale of your three subsidiaries on September 28, 2006. Given the material impact to your results of operations, please restate your Form 10-KSB for the year ended December 29, 2006 to present these former business activities as discontinued operations pursuant to SFAS 144

We respectfully disagree with the Staff’s position regarding the presentation of the sale of all of our operating subsidiaries as discontinued operations based upon the following:

The current accounting guidance concerning the accounting and reporting for discontinued operations is found in Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).  Paragraphs 41 to 46 and B100 to B109, of SFAS 144 discuss the reporting requirements for discontinued operations.  In order to report the disposal of a business of an entity as discontinued operations, the business must be a component of an entity which comprises clearly identifiable operations and cash flows.  The component of an entity may be a segment (as defined in SFAS 131), a reporting unit (as defined in SFAS 142) a subsidiary, or asset group (as defined in FAS 144, par. 4-i.e., a group of assets that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities). SFAS 144 indicates that “the requirements for reporting discontinued operations focus on whether a component of an entity has operations and cash flows that can be clearly distinguished from the rest of the entity.” Since the businesses sold represent all of our operations, they cannot be distinguished from the rest of the entity (there is no “rest of the entity”). If we determine that it was appropriate to present the financial statements pursuant to the guidance in SFAS 144, all of the activity in the statement of operations would be entirely in the discontinued operations category, there would be no continuing operations for periods prior to the sale. A discontinued operations presentation would not be meaningful to the readers of our financial statements.

An asset group represents assets to be disposed of together in a single transaction with associated liabilities.  The two other requirements are: (a) the operations and cash flows of the component have been, or will be eliminated, from the ongoing operations of the entity as result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.  SFAS 144 does not specifically address the issue of reporting of discontinued operations where an entity disposes of all of its operating businesses. In addition, our independent registered public accountants have previously consulted with the FASB on the above matter regarding situations similar to ours and were advised of the following from one of the FASB technical managers:

Our independent registered public accountants discussed the disposal of all of a businesses’ operations with Mr. Pat Durbann (several years ago), a technical manager with the FASB that was on the team that issued SFAS 144. He referred to SFAS 144 paragraph 41-46 which he stated outlined the requirements under generally accepted accounting principles. Mr. Durbann indicated that SFAS 144 does not permit discontinued operations when an entity disposed of its only business.

Mr. Durban indicated that he believed that discontinued operations treatment would be permitted in situations where the disposal of the old business and investment in a new business occurred in the same fiscal year. He indicated that in this situation the disposal would qualify as a disposition of a unit of a business in an accounting period.

Since the current fiscal year has ended and we have not invested in a new business, investors would not be subject to the possibility of being confused with current operations of a new business intermingling with the past operations of the former International Smart Sourcing, Inc. subsidiaries in the statement of operations. We believe this presentation most fairly and completely depicts for investors the effects of the previous and current organization of the company since both periods include the same business operations (consistency of financial presentation). In addition, information related to the sale of the subsidiaries was disclosed in detail in Note 2 to the December 29, 2006 financial statements and forepart of form 10-KSB in accordance with paragraph 47 of SFAS 144. Based on the above, we strongly believe that the Company’s business activities for the years ended December 29, 2006 and December 30, 2005 included in its annual report on Form 10-KSB for the year ended December 29, 2006 is accurately presented and includes all material required financial disclosures pursuant to SFAS 144.

The Company proposes to provide traditional discontinued operations disclosure treatment in future periods where the disposal of the old business and an investment in a new business are presented on a comparative basis.

In connection with our response, we acknowledge that:

• the company is responsible for the adequacy and accuracy of the disclosure in our filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We share your concern regarding our compliance with the applicable disclosure requirements and your interest in enhancing the overall disclosure in our filing. We look forward to your response to our explanation.

Respectfully,

David R. E. Hale
President
International Smart Sourcing, Inc.

cf:	Mr. Al Pavot
Ms. Jenn Do